Exhibit 99.1

Argus Updates Equity Research Report Coverage on Dogness (DOGZ)

PLANO, Texas, December 15, 2021 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced that Argus Research, an independent investment research firm, updated its Equity Research Report coverage on Dogness.

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Highlights, as conveyed by Argus Analyst Steve Silver, include:

●	In our view, Dogness’ successful execution of its business plan led the company back to profitability in fiscal 2021, which ended on June 30, 2021. Dogness has benefitted from a surge in demand related to increased pet ownership during the COVID-19 pandemic and increased momentum for its core product line, led by higher-margin smart pet products.
●	We are encouraged by the company’s 27% revenue growth in fiscal 2021 and demand trends for the smart product portfolio. The smart line made up 32.1% of revenues in fiscal 2021, up from just 8% in two years. Given its higher margins compared to the traditional pet product line, fiscal 2021 gross margin rose to 37.6%, levels not seen since 2018.
●	During fiscal 2021, Dogness expanded availability across multiple sales channels, including online, specialty stores, big box warehouse clubs, and general retail. We expect this momentum to continue, as Dogness has established new and expanding partnerships with leading U.S. retailers including Target, Petco, IKEA, and Walmart, and online platforms including Amazon and Chewy.com, which we think should ease customer concentration risk.
●	Thus, we expect Dogness to continue its evolution into a higher-margin technology-focused pet product company with a diversified global footprint, and to capitalize on favorable long-term global trends in the pet care industry as pet owners return to offices and require mobile pet monitoring and care.
●	As of June 30, 2021, Dogness had $5.5 million in cash and short-term investments on its balance sheet. Subsequently, the company raised $4 million in gross proceeds from an equity offering in July 2021. With its favorable outlook for sustained positive operational cash flow, we believe the company is capitalized sufficiently to execute on its business plan and build value for the company and shareholders.

INVESTMENT THESIS (Click here to view full Argus Equity Research Report & Investment Thesis)

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Argus Research Co. has received a flat fee from Dogness as part of a Sponsored Research agreement between Argus and the company. No part of Argus Research’s compensation is directly or indirectly related to the content of this assessment or to other opinions expressed in this report. Please refer to the full Argus report and the disclaimer for complete disclosures.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com